SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that it received, on June 27, 2017, the Official Letter of BM&FBovespa ("Bovespa") No. 1199/17/SAE - Eletrobras, requesting clarifications regarding the news published by the newspaper Valor Econômico, as transcribed below:

“Subject: Official Letter 1199/2017-SAE – Eletrobras” (Free Translation)

June, 27 2017

1199/2017-SAE

Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Mr. Armando Casado de Araújo

CFO and Investor Relations Officer

 Ref.: Request for clarification on news released by press

Dear Officers,

In a report published by the Valor Econômico newspaper on 06/27/2017, among other information, it is stated that:

1. Eletrobras plans to reduce its employee numbers, relatade to corporate activities, in 44% (cutting 2,709 jobs) by adopting measures such as the creation of a shared services center, standardization of procedures for all subsidiaries and a dismissal incentive plan, wich already had 900 adhesions of the 2.5 thousand expected (with the current nember of adhesions, the cost reduction are R$ 900 million);

2. With more automation in generation and transmission, Eletrobras could reduce by 1,861 the number of employees (wich is 8.777 today), while the sale of the distribution companies will reduce the payroll in 5,972 people;

3. Combining all the initiatives, the company aims to reduce the number of employees from 23,154 to 12,045;

4. The company’s goal is to cut the personnel total expenditure from R$ 6 billion to R$ 3.5 billion;

5. Considering all types of business – generation, transmission and distribution – Eletrobras’ costs are bigger than its revenue in R$ 3.8 billion, therefore, the company needs to restructure itself in order to face its debts and productivity decrease;

6. The other possibility considered in Eletrobras’ agenda is to sell its share in Specific Purposes Companies participation (“SPEs”)

MARKET ANNOUNCEMENT

7. The company will receive from its subisidiaries 50 SPEs in payment of expensive debts that total R$ 5 billion - the assets will be predominantly of transmission ang wind power generation;

8. The plan is to sell the assets and pay off the debt, saving R$ 1 billion per year;

9. The Eletrobras Group has investments in 177 enterprises, which 110 are under operation (51 related to the generation segment), 24 under construction and 43 have not started its construction.

That said, we request clarification on the item indicated, until 06/28/2017, with your confirmation or not, as well as other information considered important.

Regards,

Nelson Barroso Ortega

Superintendence of Business Monitoring

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros”

In compliance with the aforementioned Office, the Company clarifies the following:

1.   As disclosed in the Company's Relevant Fact of November 17, 2017, the Business and Management Master Plan ("PDNG") 2017-2021 established three strategy fields: Governace and Compliance, Operational Excelence and Financial Discipline.

2.   In order to achieve the Operational Excelence goal, there are foreseen 8 iniciatives, among them: Organizational Restructuring, Eletrobras Extraordinary Retirement Plan ("PAE"), disclosed in the Company's Market Announcement of May 22, 2017, and Extraordinary Voluntary Dismissal Plan ("PDVE"), that is specifically aimed to the employees of CGTEE – Companhia de Geração Térmica de Energia Elétrica, disclosed in the Company's Market Announcement of May 23, 2017. Addicionally, there are iniciatives established for Shared Services Center (“CSC”) implementation and for the reduction of administrative costs.

3.   In order to achieve the Financial Discipline goal, there are foreseen a lot iniciatives, such as: reduction of investments, privatization of Distribution Companies, sale of equity in Specific Purposes Companies (“SPEs”), among others.

Through the Company's Market Announcement of May 12, 2017, it was informed to the market in general that, was approved on that date the transfer of Specific Purposes Companies (“SPEs”) and corporate enterprises shares (wind power generation and transmition) held by Eletrosul Centrais Elétricas S.A.

MARKET ANNOUNCEMENT

The above mentioned operation represents one of the steps planned in the Business and Management Master Plan ("PDNG") 2017-2021 and has the purpose of promoting the settlement of debts of Eletrosul with Eletrobras reducing its financial leverage, in accordance with the goal established by the Company’s strategy.

4.   Furthermore, it is stated in the Business and Management Master Plan ("PDNG") 2017/2021 the Governace and Compliance strategy, which goal is to eliminate material weaknesses.

That said, the  Extraordinary Retirement Plan of Eletrobras ("PAE"), the Extraordinary Voluntary Dismissal Plan ("PDVE"), the Shared Services Center (“CSC”) implementation, the reduction of administrative costs, the privatization of Distribution Companies and sale of equities in SPEs are iniciatives established in Operational Excelence and Financial Discipline  strategy fields, in order to achieve operational efficiency and reduce its financial leverage, determined in the Business and Management Master Plan ("PDNG") 2017-2021.

The information above mentioned are properly disclosed to the market through Relevant Facts, Market Announcements and Presentations. They can be accessed on CVM’s website (www.cvm.gov.br) and on Eletrobras’ website (www.eletrobras.com/elb/ri), therefore, there is no new fact to be released to the market.

Rio de Janeiro, June 27, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.